

August 13, 2010

Michael T. Dance
Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

> **Re:** **Essex Property Trust, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed March 22, 2010**
> **File No. 001-13106**

Dear Mr. Dance:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 2. Properties

Occupancy Rates, page 15

1.   We note your response to comment 1 in our letter dated June 10, 2010 and your statement that the difference between physical occupancy and financial occupancy for stabilized properties is not material. Please provide us with your average physical occupancy rates for the year ended December 31, 2009. In addition, please explain to us why your calculation of actual rental, for purposes of determining financial occupancy, does not take into account delinquency or concessions.

Schedule 14A

Compensation Discussion and Analysis, page 15

Annual Bonuses, page 17

2.   We note your response to comment 11 in our letter dated June 10, 2010, in which you state that you will include expanded disclosure to explain variances in percentages of bonuses to base salaries in the future. Please also confirm that you will disclose target bonus amounts for each named executive officer and how target amounts are determined in future filings. For example, your disclosure should address why the Compensation Committee determined that 2010 target bonus amounts would be the same as the actual amounts paid in 2009 and why the Committee made an exception for the chief financial officer.

3.   We note your response to comment 12 in our letter dated June 10, 2010. We also note that you have disclosed individual goals for 2010, but not for 2009, in your 2009 proxy statement. In future filings, please additionally disclose individual goals for each of your NEOs for the specific year covered by the compensation disclosure. Please tell us how you plan to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295, or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Attorney Advisor, at 202-551-3466 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director